Exhibit 99.1

Mountain Province Diamonds Results of Sixth Diamond Sale and Operational Update

Shares Issued and Outstanding: 160,233,833
TSX and NASDAQ: MPVD

TORONTO and NEW YORK, Aug. 2, 2017 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) today announces the results of its recently completed sixth diamond sale.  The results of the sixth sale, with preceding sale results for comparative context, are summarized as follows:

	2017-Q1 Sales 1-3	2017-May Sale 4	2017-Jun Sale 5	2017-Jul Sale 6

Tender Sale Proceeds (USD million)	37.7	12.7	21.1	20.9
Carats Sold ('000s)	522	148	222	290
Value per Carat (USD)[1]	72	86	95	72

[1] Diamonds sold at individual sale events will not directly reflect run-of-mine production from specific processing periods. The timing of the sale of some goods may be accelerated or deferred for tactical marketing purposes. Realized average value per carat is also impacted by the binary nature of the fancies and specials bidding process within each production split, conducted approximately every five weeks with the Company's joint venture partner, De Beers Canada Inc. The winning party of each fancies and specials bid then markets 100% of those diamonds.

The results from the fifth and sixth sales are impacted in part by the inclusion in the fifth sale of a high-value selection of the fancies and specials won by the Company otherwise scheduled for inclusion in the sixth sale.  Including these high-value diamonds, the value realized per carat in the sixth sale was US$87.  The size and quality distributions of the sixth sale's offering is in line with the average production profile mined to date.

The Company's sixth sale represents the highest volume sale to date and cumulative sales at tender now exceed 1.18 million carats.  Competitive bidding and strong prices were realized on the fancies and specials and high-end parcels, and prices realized on the remainder of the lots were in line with expectations. Tender performance measures remain healthy with a high level of interest from returning customers.  Said Reid Mackie, the Company's Vice President Diamond Marketing, "Following on from a very strong June sale, the July tender was well attended and bidding performance remains high.  Repeat customers won 83% of lots, consolidating our view that the rough market is now fully engaged with the Gahcho Kué product and its positive performance at manufacturing."

To more meaningfully relate prices realized at sale events to production results, the Company provides the following table:

Production Period[3]	Inception to End of Year 2016	Q1 2017	Apr 2017	May 2017	June 2017	July 2017	YTD Total 2017

Sale in Which Goods Were Primarily Sold	1 & 2	3 to 5	6	n/a2	n/a2	n/a2
Tonnes Processed (100%) ('000s)	515	492	201	276	289	314	1,573
Recovered Grade (carats per tonne)	1.64	1.76	2.27	2.09	1.99	2.13	2.02
Carats Recovered (100%) ('000s)	847	867	457	579	578	669	3,150
Carats Recovered (49% share) ('000s)	422	425	224	284	283	328	1,544
Attributed Value per Tonne in CAD[1]	143	188	225	n/a2	n/a2	n/a2

[1]

Attributed Value per Tonne has been determined based on realized sale results, with any accelerated or deferred goods adjusted to their period of production, reflecting only the Company's 49% share of all diamonds including fancies and specials.

[2]	Not applicable as goods from this production period have not yet been sold.
[3]	Total figures may differ slightly from the sum of monthly figures due to the effects of rounding.

Said David Whittle, the Company's Interim President and Chief Executive Officer, "The diamonds sold in this sixth sale primarily originate from the April production month, and the attributed value per tonne for the month as realized from the sale was C$225.  This is the highest monthly value per tonne we have achieved to date, and reflects the particularly strong recovered grade for the April production.  It is encouraging to see these positive trends through the initial months of our first full year of production."

As previously disclosed, the Company declared the commencement of commercial production on March 1, 2017.  The Company will report its first mine revenues and gross margins in its second quarter financial results, reflecting the sale of March production under the fifth diamond sale event.  Second quarter financial results are expected to be released on August 9, 2017.  The revenue from this sixth sale will be included in the Company's third quarter financial results.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine and projected to produce an average of 4.5 million carats a year over a 12 year mine life.

The Gahcho Kué Diamond Mine consists of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the current mine plan.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
Cautionary Statement:  This news release contains forward-looking statements under applicable Canadian and US securities regulations and legislation in which Mountain Province discusses its potential future performance.  Forward-looking statements are all statements other than statements of historical facts, such as projections or expectations relating to ore grades and processing rates, production and sales volumes, cash costs, operating cash flows, capital expenditures, debt management initiatives, exploration efforts and results, development and production activities and costs, liquidity, tax rates, the impact of diamond price changes, reserve estimates, and future dividend payments.  The words "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and any similar expressions are intended to identify those assertions as forward-looking statements.  Under its current project finance facility Mountain Province is not permitted to pay dividends on common stock unless and until obligations under the facility have been satisfied.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to restrictions under the Company's project finance facility, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

Mountain Province cautions readers that forward-looking statements are not guarantees of future performance and actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements.  Important factors that can cause Mountain Province's actual results to differ materially from those anticipated in the forward-looking statements include supply of and demand for, and prices of, diamonds, mine commissioning, mining sequencing, production rates, cash flow, industry risks, regulatory changes, political risks, labor relations, weather- and climate-related risks, environmental risks and other risk factors.

Investors are cautioned that many of the assumptions upon which Mountain Province's forward-looking statements are based are likely to change after the forward-looking statements are made, including for example diamond prices, which Mountain Province cannot control, and production volumes and costs, some aspects of which Mountain Province may not be able to control.  Further, Mountain Province may make changes to its business plans that could affect its results.  Mountain Province disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/August2017/02/c7666.html

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., David Whittle, Interim President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 02:00e 02-AUG-17